# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MicroAlgo Inc., CIK 0001800392
CUSIP: G6077Y301
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Unit 507, Building C, Taoyuan Street, LongJing High New Tech Jingu Pioneer Pk, Nanshan District, Shenzhen, China (F4), 518052
Date of event which requires filing of this statement: 03/25/2025
Filed by CIK 0001770088
Persons authorized to receive notices and communications: WiMi Hologram Cloud Inc., Room#2002, Building A, Wentley Center, 1st West Dawang Road, Chaoyang District, Beijing, China (F4), 100020, (852) 2522-9333

## Reporting persons
- WiMi Hologram Cloud Inc. (CIK 0001770088): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 46,728,919; shared voting power 0; sole dispositive power 46,728,919; shared dispositive power 0; aggregate amount beneficially owned 46,728,919 (99.79% of the class)
  Comment: (1) Note to Row 7,9, 11: Includes 1,850,658 Class A ordinary shares and 44,878,261 Class B ordinary shares.
  
  (2) The percentage ownership interest is determined based on 899,415,878 outstanding votes of the Issuer representing Class A and Class B ordinary shares of the Issuer.
- Jie Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 30,046,694; shared voting power 0; sole dispositive power 30,046,694; shared dispositive power 0; aggregate amount beneficially owned 0 (64.16% of the class)
  Comment: (1) The reported securities are directly held by WiMi.
  
  (2) The percentage ownership interest is determined based on 899,415,878 outstanding votes of the Issuer representing Class A and Class B ordinary shares of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: MicroAlgo Inc.
Address of issuer's principal executive offices: Unit 507, Building C, Taoyuan Street, LongJing High New Tech Jingu Pioneer Pk, Nanshan District, Shenzhen, China (F4), 518052
Comment:
This Amendment No. 2 amends and supplements the statement on Schedule 13D initially filed by the Reporting Person with the SEC on December 28, 2022, as amended on January 10, 2024 (the "Schedule 13D").

Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

The purpose of this Amendment No. 2 is to update the Reporting Persons' beneficial ownership information in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is supplemented as follows:

The Reporting Persons acquired the securities of the Issuer on March 25, 2025, by way of conversion of convertible notes. Item 4 below provides a general overview of the conversion transaction (defined in Item 4 below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Convertible Note Purchase and Note Conversion

On October 11, 2024, the Issuer entered into a Convertible Note Purchase Agreement (the "Note Purchase Agreement") with WiMi in connection with the issuance and sale of unsecured convertible notes in the aggregate principal amount of up to $25,000,000 and at an aggregate purchase price of up to $23,000,000 in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Transaction"). On March 25, 2025, WiMi acquired 34,878,261 Class B ordinary shares in restricted shares by the conversion of convertible notes acquired under the Transaction.

WiMi acquired additional shares of the Issuer to maintain a majority ownership stake of the Issuer. Except as stated herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, has no present intention of doing so.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Schedule 13D and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to rows (7) through (13) of the cover page of this Schedule 13D and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 11 and 13 on the cover page.
Transactions in the class effected during the past sixty days: See response to Rows (7), (8), (9) and (10) on the cover page.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes the terms of the conversion transaction. A copy of the Convertible Note Purchase Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number - Description

1 - Joint Filing Agreement.

2 - Convertible Note Purchase Agreement dated October 11, 2024 (Incorporation by reference to Exhibit 99.1 of the Issuer's Form 6-K furnished to the SEC on October 15, 2024).

## Signatures
- WiMi Hologram Cloud Inc.: /s/ Shuo Shi, Shuo Shi/CEO and Director (03/27/2025)
- Jie Zhao: /s/ Jie Zhao, Jie Zhao (03/27/2025)